

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 30, 2018

<u>Via E-Mail</u>
Christa Davies
Executive Vice President and Chief Financial Officer
Aon plc
122 Leadenhall Street
London EC3V 4AN
England

> **Re: Aon plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-7933**

Dear Ms. Davies:

We have reviewed your response letter and have the following comments.

1. You state that you anticipate completing your review and filing a complete response by March 31, 2018. Please note that we may have further comment after we have considered your complete response.

2. You state in your response to comment 1 in our letter dated December 28, 2017 that you have completed a targeted review of your compliance logs and electronic systems and have not identified transactions or dealings involving Syria or Sudan that would be reportable under Section 13(r) of the Securities Exchange Act. Please note that information responsive to our request would include information about contacts with Syria and Sudan that would not be reportable under Section 13(r).

3. In your response to comment 2 in our letter dated December 28, 2017, you indicate that you do not believe the contacts with Syria and Sudan you have identified thus far in your review are material when considered in light of quantitative or qualitative factors. You also indicate that you do not expect that any additional contacts with those countries you identify as you complete your review will be material in light of quantitative or qualitative factors. Your letter setting forth the results of your completed review should describe to us all direct and indirect contacts with Syria and Sudan since your 2014 letter, and should tell us why you believe they are or are not material.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peter Lieb
Executive Vice President and General Counsel

Suzanne Hayes
Assistant Director